UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Deyu Agriculture Corp.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

25239X107
(CUSIP Number)

Yam Sheung KWOK

Unit 106, Tem Centre, Tower II

251 Queen's Road, Central Hong Kong

852 6128-1272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐. .

CUSIP No. 25239X107

1	Names of Reporting Persons Yam Sheung KWOK
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) Personal funds (PF)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 865,713
	8	Shared Voting Power 0
	9	Sole Dispositive Power 865,713
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 865,713
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person (See Instructions) Individual (IN)

ITEM 1. Security and Issuer

This Statement (this “Statement”) relates to shares of common stock, par value $0.001 (the “Common Stock”) of Deyu Agriculture Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Unit 1010, Block B, Huizhi Building, No.9 Xueqing Road, Haidian District, Beijing, PRC Zip Code: 100085.

ITEM 2. Identity and Background

(a)	This Statement is filed by Yam Sheung KWOK, an individual (“Reporting Person”).

(b)	The business address of the Reporting Person is Unit 106, Tem Centre, Tower II, 251 Queen's Road, Central Hong Kong.

(c)	The principal business of the Reporting Person is investment and business consultancy.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Person is a Canadian citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

The amount involved in the acquisition is $346,292 and the total acquisition price has been settled in full by cash payment to the seller before December 7, 2013.

ITEM 4. Purpose of Transaction.

All of the subject shares are held by the Reporting Person for the purpose of investment. The Reporting Person has no plans which would relate to or result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
•	Any material change in the present capitalization or dividend policy of the Issuer;
•	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;
•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
•	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;
•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	Any other action similar to those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a)	On December 7, 2013, 2013, the Reporting Person acquired 101 shares in Expert Venture Limited, a British Virgin Islands entity which currently holds 4,809,511 shares of Common Stock, from Jianming Hao, a former officer and director of the Issuer. As a result, the date hereof, the Reporting Person is deemed to beneficially own 865,713 shares of Common Stock, representing approximately 8.2% of the Issuer’s outstanding Common Stock based on the 10,618,266 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s most recently filed Form 10-Q for the period ended September 30, 2013. Immediately prior to the December 7, 2013 acquisition, the Reporting Person held 7.9% of Expert Venture Limited, or less than 5% of the Issuer’s outstanding Common Stock.

(b)	The Reporting Person has the sole power to vote and to dispose of 865,713 shares of Common Stock, or 8.2% of the Issuer’s outstanding Common Stock as calculated in (a) above.

(c)	In addition to the transaction described in (a) above, the following constitutes all transaction with respect to the Common Stock effected directly or indirectly by the Reporting Person during the past sixty (60) days: On November 23, 2013, the Reporting Person transferred 100% of his interest in Legend Team Investment Holdings Limited, an entity which holds 500,000 shares of Common Stock, which such interest constituted 100% of the equity in Legend Team Investment Holdings Limited, to his daughter and now disclaims direct ownership in such equity and indirect ownership in such shares of Common Stock.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock described in subparagraph (a) above.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 5 above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2013

/s/ Yam Sheung KWOK
Yam Sheung KWOK

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